UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (DECEMBER 30, 2002)

                                DIVERSINET CORP.

     _______________________________________________________________________
                              (Name of Registrant)

         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
    ________________________________________________________________________
                    (Address of principal executive offices)

1.   Confirmation of Mailing

Indicate  by check mark whether the Registrant files or will file annual reports
under  cover  of    Form  20-F  or  Form  40-F

Form  20-F___X____       Form  40-F  _______
          --------

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 YES ______ NO X
                 -

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

                                          DIVERSINET CORP. - SEC FILE NO.0-23304
                                          --------------------------------------
                                                       (REGISTRANT)



DATE:  December 30, 2002                  BY: /s/ DAVID HACKETT
                                          ______________________________________
                                          DAVID HACKETT, CHIEF FINANCIAL OFFICER


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                                                              [GRAPHIC OMITTED]
                                                              INVESTOR  SERVICES
                        Computershare Trust Company of Canada
                                        100 University Avenue
                                             Toronto, Ontario
                                                      M5J 2Y1
                                       Telephone 416-981-9500 CANADA

                                       Facsimile 416-981-9800 Australia
                                        www.computershare.com Channel Islands
                                                              Hong Kong
                                                              Ireland
                                                              New Zealand
December 23, 2002                                             Philippines
                                                              South Africa
To:  Alberta Securities Commission                            United Kingdom
     British Columbia Securities Commission                   USA
     Ontario  Securities  Commission
     The  TSX  Venture  Exchange
     U.S.  Securities  &  Exchange  Commission
     The  NASDAQ  Stock  Exchange
Dear  Sirs:
Subject:  DIVERSINET  CORPORATION

We confirm that the following English material was sent by pre-paid mail on December 23, 2002 to the registered Shareholders of Common Shares of the subject Corporation

1.   2002  Annual  Report  including  Audited  Financial  Statements
2.   Notice  of Annual Meeting of Shareholders / Management Information Circular
3.   Proxy
4.   Supplemental  Mail  List  Card
5.   Return  Envelope
6.   Securities  Return  Envelope

We further confirm that copies of the above mentioned materials , were sent by courier to each intermediary holding shares of the Corporation who responded to search procedures in compliance with Current Securities Legislation requirements.

In compliance with regulations made under the Securities Act , we are providing this material to you in our capacity as agent for the subject Corporation.

Yours  truly,
 COMPUTERSHARE TRUST COMPANY OF CANADA


Signed
( Carol Allen )
Assistant Account Manager
Stock Transfer Services
Tel(416) 263-9688  (416) 981-9800  Fax


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